UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Timothy M. Marquez

Venoco, Inc.

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

John A. Elofson

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

March 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045295300

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Venoco, Inc. 77-0323555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,851,473 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,851,473

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,851,473

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Represents shares of common stock owned by R. V. Bailey (1,273,776 shares), Mieko Nakamura Bailey (16,320 shares) and Douglas Imperato (3,000 shares) that are subject to Voting Agreements entered into by each of the foregoing persons and Venoco, Inc. as of February 19, 2009, and shares of common stock owned by Robert A. Cohan (558,377 shares) that are subject to an amended and restated Voting Agreement with Venoco, Inc. as of March 4, 2009, which agreement superseded his Voting Agreement dated as of February 19, 2009.

CUSIP No. 045295300

(2)

This calculation is based on the information provided in the Form 10-Q filed by Aspen Exploration Corporation on February 17, 2009, which reported 7,259,622 shares of common stock issued and outstanding as of such date.

CUSIP No. 045295300

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended as follows:

Effective March 4, 2009, Venoco entered into an amended Voting Agreement with Robert A. Cohan, which agreement supersedes the Voting Agreement entered into by Venoco and Mr. Cohan effective February 19, 2009.  The amended Voting Agreement corrects an error in the number of shares reflected in Robert A. Cohan’s previous Voting Agreement.  As reflected in the amended Voting Agreement, the total number of shares beneficially owned by Mr. Cohan is 558,377, rather than 358,377.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

Each member of the Voting Group has represented that he or she beneficially owned the following number of shares of Common Stock as of the date of the relevant Voting Agreement:

Voting Group Member	Number of Shares Beneficially Owned	Percent of Outstanding(1)
R. V. Bailey	1,273,776	17.5%
Robert A. Cohan	558,377	7.7%
Douglas Imperato	3,000	0.04%
Meiko Nakamura Bailey	16,320	0.2%
Kevin B. Hensman	0	0.0%
Total	1,851,473	25.5%

(1)   Based on 7,259,622 shares of Common Stock outstanding on February 17, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2009
Date
/s/ Timothy Marquez
Signature
Timothy Marquez Chairman and Chief Executive Officer
Name/Title